Item 1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Results for the quarter ended December 31, 2009 under IFRS
Wipro Records 19% YoY Growth in Profit After Tax
IT Services Business crosses the 100,000 employee mark
Bangalore, India and East Brunswick, New Jersey, USA — January 20, 2010 — Wipro Limited (NYSE:WIT) today announced financial results under IFRS for its third fiscal quarter ended December 31, 2009.
Highlights of the Results:
•	IT Services Revenue in dollar terms was $1,126.8 million, a growth of 5.8% sequentially and 2.4% YoY.

•	IT Services Revenue on a constant currency basis was $1,117.1 million, a sequential growth of 4.9%. On a constant currency basis, YoY decline was 0.8%.

•	Total Revenues were Rs. 69.77 billion ($1.50 billion1), representing an increase of 6% over the same period last year.

•	Net Income was Rs. 12.03 billion ($259 million1), representing an increase of 19% over the same period last year.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 12.06 billion ($260 million1), representing an increase of 19% over the same period last year.

•	IT Services Revenues were Rs. 51.65 billion ($1,113 million1), representing an increase of 2% over the same period last year.

•	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 12.18 billion ($263 million1), representing an increase of 17% over the same period last year.

•	IT Services added 31 new clients in the quarter.

•	IT Products Revenue grew 22% over the same period last year and EBIT grew by 50%.

•	IT Services business had a net addition of 4,855 employees.

•	Consumer Care and Lighting Revenue grew 18% over the same period last year, and EBIT grew 20%.
Performance for the Quarter ended December 31, 2009 and Outlook for our Quarter ending March 31, 2010
Azim Premji Chairman of Wipro, commenting on the results said —
“We have seen a positive demand environment which has driven broad based sequential growth across all our verticals, service lines and geographies. In 2010, we expect IT budgets to be flat to marginally

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on December 31, 2009, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=Rs.46.40. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2009 was US$1=Rs.45.84 positive. For the quarter ending March 31, 2010, we expect revenues from our IT Services business to be in the range of $1,161 million to $1,183 million.*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“We reported another strong quarter driven by significant uptick in volumes. We have maintained margins despite a decrease in our rate realization and a strong appreciation of the rupee. Our Order Booking has been good and BFSI has bounced back strongly.”
* Guidance is based on the following constant currency exchange rates: GBP/USD at 1.63, Euro/USD at 1.46, AUD/USD at 0.91, USD/INR at 46.64
Wipro Limited
Total Revenue for our quarter ended December 31, 2009 was Rs. 69.77 billion ($1.50 billion1), representing an increase of 6% over the same period last year. Net Income for our quarter ended December 31, 2009 was Rs.12.03 billion ($259 million1), representing an increase of 19% over the same period last year. Net Income for our quarter ended December 31, 2009 on an Adjusted Non-GAAP basis (excluding impact of accelerated amortization of stock based compensation) was Rs. 12.06 billion ($260 million1), representing an increase of 19% over the same period last year. Earnings per Share for our quarter ended December 31, 2009 were Rs 8.25 ($0.181), representing an increase of 19% over the same period last year. Non-GAAP Adjusted Net Income (excluding the impact of accelerated amortization of stock based compensation) per Share for our quarter ended December 31, 2009 were Rs. 8.27 ($0.181), representing an increase of 19% over the same period last year.
Reconciliation between IFRS net income and Non-GAAP adjusted net income (excluding impact of accelerated stock based compensation) is provided in the table on page 8.
IT Services (74% of Total Revenue and 90% of Operating Income for our quarter ended December 31, 2009)
Our IT Services business segment recorded Revenue of Rs. 51.65 billion2 ($1,113 million1) for our quarter ended December 31, 2009, representing an increase of 2% over the same period last year. EBIT for this segment was Rs. 12.18 billion ($263 million1) for our quarter ended December 31, 2009, representing an increase of 17% over the same period last year.
Our Operating Income to Revenue for this segment was 23.6% for our quarter ended December 31, 2009.
We had 102,746 employees as of December 31, 2009, an increase of 4,855 people.
Wipro’s ability to offer integrated Service lines and be a transformational partner to our clients helped us secure several large deals this quarter. Our focus in driving consulting led engagements to solve business challenges is being recognized by our customers.

2	IT Services business segment Revenue was Rs. 51.64 billion for the quarter ended December 31, 2009 under the Indian GAAP. The difference of Rs.12 million ($0.26 million1) is primarily attributable to differences in accounting standards under Indian GAAP and IFRS.

A large Europe-based global steel manufacturer is leveraging Wipro’s business transformation expertise to engage in business driven initiatives during a period of strategic restructuring. This multi-year strategic program for the customer would help it achieve significant business and operational benefits.
Wipro entered into a multi-year outsourcing engagement with a leading Global tobacco group, to help the customer improve the effectiveness and efficiency of application support services for its global business operations.
Our India & Middle East business registered some strong wins during the quarter. Wipro Arabia won a very large order from an upcoming university in Saudi Arabia for end-to-end set up of their IT and Telecom infrastructure. Wins in the infrastructure segment also include turnkey implementation of State Data Center projects for Gujarat and Maharashtra, end-to-end implementation of a Data Center for Shipping Corporation of India (SCI), and upgrade and enhancement of the Primary Data Center and Disaster Recovery Infrastructure for Oriental Bank of Commerce. Another prestigious win in the government sector was a turnkey project for implementation of FINnet (Financial intelligence network) for tracking money laundering, financing of unlawful activities and other economic crimes occurring within the country for Financial Intelligence Unit, Ministry of Finance, India.
Awards and Recognition
Wipro’s commitment to mitigating the effects of climate change and furthering the Green IT agenda was recognized by Asia Case Research Center (ACRC), a premier portal for teaching case studies that has written a case study on Wipro’s Green IT initiatives. ACRC is the nodal agency for all research cases and this case study will get syndicated across premier universities globally.
Wipro was recognized as a winner of the 2009 Global MAKE (Most Admired Knowledge Enterprises) Award for ‘developing knowledge workers through senior management leadership’ and ‘creating an environment for collaborative knowledge sharing’. This is the third time that Wipro has been recognized as a Global MAKE winner.
Wipro’s website, www.wipro.com was awarded the 5th Annual Davey Award, for outstanding work in digital design by The International Academy of Visual Arts.
Wipro won the Outsourcing Institute and Vantage Partners’ RMMY award for Best Performance Management Process. Wipro has been recognized by this award for the second consecutive year in a row.
The Wipro Brand continued to set high benchmarks in the industry. Wipro was ranked 8th in the India’s most valuable Brand (2009) study carried out by Brand Finance, a global Brand Valuation firm for Economic Times.
Expanding our global footprint
In line with our globalization strategy, we announced the inauguration of our global delivery centre at Chengdu, China to provide IT & BPO services to our customers. This new center, in addition to our Shanghai center, will increase Wipro’s service capabilities in the region.
We also announced the expansion of our Atlanta development center. The center will continue to focus on delivering world-class services and creating new job opportunities in the local community.

IT Products (14% of Total Revenue and 4% of Operating Income for our quarter ended December 31, 2009)
Our IT Products business segment recorded Revenue of Rs. 10.11 billion ($218 million1) for our quarter ended December 31, 2009, recording growth of 22% over the same period last year. EBIT for this segment was Rs. 603 million ($12.99 million1) for our quarter ended December 31, 2009.
Our Operating Income to Revenue for this segment was 6.0% for our quarter ended December 31, 2009.
Return on Capital Employed (ROCE) for our IT Services and Products segment was 46% for our quarter ended December 31, 2009, compared to 46% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 6% of Operating Income for our quarter ended December 31, 2009)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 5.74 billion ($124 million1) for our quarter ended December 31, 2009, representing an increase of 18% over the same period last year. EBIT for this segment was Rs. 747 million ($16.11 million1) for our quarter ended December 31, 2009, representing an increase of 20% over the same period last year.
Our Operating Income to Revenue for this segment was 13.0% for our quarter ended December 31, 2009. ROCE for this segment was 16% for our quarter ended December 31, 2009, compared to 13% for the same period last year.
During the quarter, Wipro completed its acquisition of the Yardley business in Asia, Middle East, Australasia and certain African markets from the UK-based Lornamead Group. The revenues of Yardley have been consolidated with Wipro from December 9, 2009.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
The table on page 8 provides our Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner.
This Non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of this non-GAAP financial measure with the most directly comparable IFRS financial measure should be carefully evaluated.
The Company believes that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its net income for the period. The Company considers a stock option award with the graded vesting schedule to be in substance a single award not multiple stock option awards. Further, the Company considers the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believes that the straight line amortization reflects the economic substance of the stock awards. However, the Company records the related stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of accelerated amortization from net income provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. The management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP Adjusted Net Income as compared to the IFRS measure of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
Our results for the quarter ended December 31, 2009, computed under Indian GAAP and IFRS, along with our individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (03:30 a.m. US Eastern Time) and at 6:30 p.m. Indian Standard Time (8:00 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
Wipro also has a strong presence in niche market segments of Infrastructure Engineering, and Consumer Products & Lighting.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # # (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2009	2009	2009
			Convenience
			translation into
			US$ in millions
ASSETS
Goodwill	56,143	54,254	1,169
Intangible assets	3,493	4,152	89
Property, plant and equipment	49,794	53,074	1,144
Investment in equity accounted investees	1,670	1,991	43
Other non-current assets	10,675	9,021	194

Total non-current assets	121,775	122,492	2,640

Inventories	7,587	7,880	170
Trade receivables	48,652	50,035	1,078
Other current assets	15,083	18,334	395
Derivative assets	1,162	2,559	55
Unbilled revenues	14,108	16,385	353
Available for sale investments	16,543	39,855	859
Current tax assets	9,826	11,883	256
Cash and cash equivalents	49,117	42,563	917

Total current assets	162,078	189,494	4,084

TOTAL ASSETS	283,853	311,986	6,724

EQUITY
Share capital	2,930	2,935	63
Share premium	27,280	28,810	621
Retained earnings	126,646	153,664	3,312
Share based payment reserve	3,745	3,178	68
Other components of equity	(12,915)	(6,623)	(143)
Shares held by control trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	147,144	181,422	3,910
Minority Interest	237	393	8

Total equity	147,381	181,815	3,918

LIABILITIES
Long — term loans and borrowings	19,681	19,079	411
Employee benefit obligations	3,111	2,907	63
Other non-current liabilities	1,668	757	16

Total non-current liabilities	24,460	22,743	490

Loans and borrowings and bank overdrafts	37,211	35,849	773
Trade payables and accrued expenses	41,650	44,548	960
Unearned revenues	8,453	8,423	182
Current tax liabilities	6,492	7,666	165
Derivative liabilities	12,022	5,047	109
Other current liabilities	6,184	5,895	127

Total current liabilities	112,012	107,428	2,315

TOTAL LIABILITIES	136,472	130,171	2,805

TOTAL EQUITY AND LIABILITIES	283,853	311,986	6,724

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2008	2009	2009	2008	2009	2009
			Convenience			Convenience
			translation into			translation into
			US $ in millions			US $ in millions
Gross revenues	65,898	69,380	1,495	191,616	202,185	4,357

Cost of revenues	(46,409)	(47,766)	(1,029)	(134,850)	(138,534)	(2,986)

Gross profit	19,489	21,614	466	56,766	63,651	1,372

Selling and marketing expenses	(4,364)	(4,817)	(104)	(12,996)	(13,547)	(292)
General and administrative expenses	(4,191)	(3,655)	(79)	(10,933)	(11,183)	(241)
Foreign exchange gains/(losses), net	186	394	8	(792)	(772)	(17)

Results from operating activities	11,120	13,536	292	32,045	38,149	822

Finance and other income / (expenses), net	452	721	16	1,001	1,757	38
Share of profits of equity accounted associates	114	128	3	327	354	8

Profit before tax	11,686	14,385	310	33,373	40,260	868
Income tax expense	(1,572)	(2,321)	(50)	(4,574)	(6,279)	(135)

Profit for the period	10,114	12,063	260	28,799	33,981	732

Attributable to:
Equity holders of the company	10,098	12,032	259	28,749	33,842	729
Minority interest	16	31	1	50	139	3

Profit for the period	10,114	12,063	260	28,799	33,981	732

Earnings per equity share:
Basic	6.94	8.25	0.18	19.78	23.23	0.50
Diluted	6.91	8.19	0.18	19.66	23.04	0.50

Weighted average number of equity shares used in computing EPS earnings per equity share
Basic	1,454,578,545	1,457,758,937	1,457,758,937	1,453,654,904	1,456,931,312	1,456,931,312
Diluted	1,461,046,302	1,469,303,689	1,469,303,689	1,462,331,122	1,469,028,352	1,469,028,352

Additional Information
Segment Revenue
IT Services	50,787	51,648	1,113	142,306	149,894	3,230
IT Products	8,269	10,114	218	25,516	29,305	632
IT Services & Products	59,056	61,762	1,331	167,822	179,199	3,862
Consumer Care and Lighting	4,864	5,743	124	14,447	16,500	356
Others	2,164	2,269	49	8,555	5,714	123
Total	66,084	69,774	1,504	190,824	201,413	4,341

Operating Income
IT Services	10,422	12,182	263	29,527	34,691	748
IT Products	401	603	13	1,071	1,504	32
IT Services & Products	10,823	12,784	276	30,598	36,195	780
Consumer Care and Lighting	621	747	16	1,896	2,272	49
Others	(324)	5	0	(449)	(318)	(7)
Total	11,120	13,536	292	32,045	38,149	822

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period as per IFRS	10,098	12,032	259	28,749	33,842	729

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(14)	28	1	175	(101)	(2)

Non-GAAP adjusted profit	10,084	12,060	260	28,924	33,741	727